January 22, 2008
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549
Dr Pepper Snapple Group, Inc.
(formerly CSAB Inc.)
Registration Statement on Form 10
(File No. 001-33829)
Supplemental Response to SEC Comment Letter dated December 17, 2007
Dear Mr. Reynolds:
     We refer to our letter, dated January 11, 2008, in which we set forth on behalf of Dr Pepper Snapple Group, Inc. (the “Company”) its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received in your letter, dated December 17, 2007, relating to the Company’s registration statement on Form 10 (File No. 001-33829) filed on November 13, 2007, including the information statement attached thereto as Exhibit 99.1 (the “Information Statement”). In that letter, we indicated that the Company would provide its response to the Staff’s comment 25 in a supplemental letter. Comment 25 has been repeated below, for your convenience, and is followed by the Company’s response to that comment. The Company is seeking confidential treatment of a portion of the response to comment 25 pursuant to Rule 83.
Confidential Treatment of a Portion of the Response to Comment 25
Requested by Dr Pepper Snapple Group, Inc. pursuant to Rule 83

Mr. John Reynolds
January 22, 2008

Note 2. Significant Accounting Policies, page F-8
Other Assets, page F-11
25.	Please tell us how the $72 million and $100 million capitalized in short-term and long-term other assets at December 31, 2007 for contributions to customers as well as brand placement fees, differs from the incentives and discounts collectively referred to as “trade spend,” and which is deducted from gross sales in arriving at net sales. Explain what accounting literature you relied upon and why you determined these reporting classifications.

Response: Through various programs, the Company offers a variety of incentives and discounts to bottlers, customers and consumers to support the distribution and promotion of its products. These incentives and discounts include cash discounts, price allowances, volume-based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. In determining the classification of these costs in the income statement, the Company considered EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of a Vendor’s Products) (“EITF 01-09”), which states that “...cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and therefore should be characterized as a reduction of revenue.” Accordingly, the incentives and discounts described above, which we collectively refer to as trade spend, are reflected as a reduction of gross sales to arrive at net sales in the Company’s combined statement of operations.

In addition to trade spend, the Company, for certain customers, contributes a portion of the cost of cold drink equipment those customers purchase. Cold drink equipment comprises the branded refrigeration units used for the retail sales of beverage products. These contributions support the Company’s marketing strategy by increasing the advertising of our core brands.

“CONFIDENTIAL TREATMENT REQUESTED BY DR PEPPER SNAPPLE GROUP, INC. PURSUANT TO RULE 83.”

The contributions made for the purchase of the cold drink equipment by customers are typically made pursuant to multi-year cold drink equipment agreements. The agreements typically include the following key terms:
1.	All cold drink equipment must be identified exclusively by trademarks, decals and other artwork authorized by the Company for the entire actual useful life of the equipment.

2.	“CONFIDENTIAL TREATMENT REQUESTED BY DR PEPPER SNAPPLE GROUP, INC. PURSUANT TO RULE 83.”

3.	“CONFIDENTIAL TREATMENT REQUESTED BY DR PEPPER SNAPPLE GROUP, INC. PURSUANT TO RULE 83.”

4.	“CONFIDENTIAL TREATMENT REQUESTED BY DR PEPPER SNAPPLE GROUP, INC. PURSUANT TO RULE 83.”
Confidential Treatment of a Portion of the Response to Comment 25
Requested by Dr Pepper Snapple Group, Inc. pursuant to Rule 83

Mr. John Reynolds
January 22, 2008

5.	At the end of each calendar year during the term of the cold drink equipment agreement, the customer provides confirmation that it is in full compliance with all the provisions and conditions of the agreement.
In determining the income statement classification for these contributions to customers, the Company evaluated the guidance in EITF 01-09. Pursuant to EITF 01-09, the presumption that consideration given to a customer should be recognized as a reduction of the selling price and, therefore as a reduction of revenue, can be overcome if the vendor receives an identifiable benefit in return for the consideration given to its customer that is sufficiently separable from the vendor’s sales to that customer, such that the vendor could have paid an independent company to receive that benefit and the vendor can reasonably estimate the fair value of that benefit. In these circumstances the consideration is characterized as an expense.

The Company respectfully submits that because the cold drink equipment purchased with the Company’s contribution must be displayed with the Company’s trademarks, logo, decals and other artwork, the Company is effectively paying, through the contribution, for identifiable advertising benefits for its products over the life of the agreement. The contribution made by the Company to its customer is linked directly to purchases of cold drink equipment and is not related to the sales of the Company’s products to the customer or considered a general advertising allowance granted to the customer by the Company.

Furthermore, as the Company requires the customer to maintain specific records of the equipment’s cost, location and throughput of product, the Company has additional evidence of a separate benefit.

The Company notes that it is able to purchase these advertising benefits from independent parties other than resellers of its products. In comparison to the prices of advertising the Company pays for other similar advertising mediums, such as billboards and signage, the Company determined that the average contribution under the cold drink equipment program does not exceed the fair value of advertising could have purchased from independent parties.

In summary, the Company believes that the cold drink payment accounting complies with EITF 01-09.

The Company respectfully informs the Staff that there are no other brand placement fees included in “prepaid expenses and other current assets” and “other non-current assets” and the Company has revised the disclosure on page F-11 of the Information Statement.
*     *     *
Confidential Treatment of a Portion of the Response to Comment 25
Requested by Dr Pepper Snapple Group, Inc. pursuant to Rule 83

Mr. John Reynolds
January 22, 2008

     If you have any questions concerning the matter referred to in this supplemental letter, please call the undersigned at (212) 848-7325, or Lona Nallengara or Matthew F. Musselman of Shearman & Sterling LLP, at (212) 848-8414 and (212) 848-4798, respectively.

Very truly yours,
/s/ Stephen T. Giove
Stephen T. Giove

cc:	Ronald E. Alper Thomas Kluck (Securities and Exchange Commission)

Henry Udow, Chief Legal Officer and Company Secretary (Cadbury Schweppes plc)

John O. Stewart, Executive Vice President and Chief Financial Officer James L. Baldwin, Jr., Executive Vice President and General Counsel (Dr Pepper Snapple Group, Inc.)

David Lefkowitz, Esq. (Weil, Gotshal & Manges LLP)

Daniel Berner (Deloitte & Touche LLP)
Confidential Treatment of a Portion of the Response to Comment 25
Requested by Dr Pepper Snapple Group, Inc. pursuant to Rule 83